Exhibit Index

77B)     Accountants' Report on Internal Control

77I)     Terms of New or Amended Securities

         On May 1, 2001, the front-end sales load for Class C shares was eliminated. Class C shares are now sold at net asset value and are subject to a 1% contingent deferred sales load on shares redeemed within one year of their purchase.

         On May 1, 2001, a new series of Class B shares was issued for the Intermediate Term Government Income Fund, the High Yield Fund and the Bond Fund. Class B shares are sold at net asset value and are subject to a contingent deferred sales load of 5.00% if shares are redeemed within one year of their purchase. The contingent deferred sales load is incrementally reduced so that by the seventh year, there is no contingent deferred sales load. Class B shares are subject to 12b-1 distribution fees of up to 1% of average daily net assets. Class B shares will automatically convert to Class A shares after approximately eight years and will then be subject to the lower distribution fees of Class A shares.

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                         Report of Independent Auditors


To the Board of Trustees
Touchstone Investment Trust

In planning and performing our audit of the financial statements of Touchstone Investment Trust for the year ended September 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of Touchstone Investment Trust is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal control, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above at September 30, 2001.

This report is intended solely for the information and use of management, the Board of Trustees of Touchstone Investment Trust, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                            Ernst & Young LLP
                                            /s/ Ernst & Young LLP
Cincinnati, Ohio
November 9, 2001